FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 24, 2004

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press Release entitled, “ABN AMRO announces intention to divest stake in Bank of Asia”, dated February 20, 2004.
2.	Press Release entitled, “ABN AMRO sells part of its shareholding in Laurus ”, dated March 9, 2004.
3.	Press Release entitled, “André Olijslager nominated as member of ABN AMRO Supervisory Board”, dated March 12, 2004.
4.	Press Release entitled, “ABN AMRO adjusts terms of cancellation of preference shares ”, dated March 23, 2004.

The information contained in this report is incorporated by reference into Registration Statements file nos. 333-81400, 333-84044, 333-89136, 333-104778 and 333-108304.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: March 24, 2004	By:	/s/ T de Swaan

		Name:	Drs T de Swaan
		Title:	Member of the Managing Board

	By:	/s/ H. Duijn

		Name:	Mr H. Duijn
		Title:	Secretary Managing Board

Item 1

Amsterdam / Bangkok / Singapore, 20 February 2004

ABN AMRO announces intention to divest stake in Bank of Asia

ABN AMRO today announced its intention to divest its 80.77% stake in Bank of Asia. The divestment of Bank of Asia is being performed in light of on-going consolidation in Thai retail banking market brought about by the introduction of the new Thai Financial Markets Masterplan.

Bank of Asia is a full-service retail and commercial bank, and operates with a network of approximately 130 branches and 300 ATMs located throughout the country, and provides a full range of banking, insurance, investment and other financial products and services to both consumer and commercial customers. As of December 31, 2003, the Bank employed over 3,000 people.

ABN AMRO remains committed to the Asian-Pacific markets as part of its multi-regional strategy with three strategic business units focused on consumer and commercial clients, wholesale clients and private clients and asset management. In Thailand, ABN AMRO will maintain its branch presence in Thailand and continue to serve its corporate and institutional clients here, in line with its Asian strategy.

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Press contacts:

Press Office Amsterdam

+ 31 20 6288900

Press Office Asia Pacific

+ 852 61999876

About ABN AMRO
Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 560.4 bn (as of 31 December 2003). It has over 3,000 branches in more than 60 countries and territories, and has a staff of over 110,000 full-time equivalents worldwide. ABN AMRO is listed on the Euronext, London and New York stock exchanges.

Item 2

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Amsterdam, 9 March 2004

ABN AMRO sells part of its shareholding in Laurus

ABN AMRO Holding N.V. today announced it has reduced its stake in Laurus N.V. by selling in total 28,931,413 ordinary shares through private placements at a price of EUR 1.31 per share.

Following its disposal, ABN AMRO will hold a stake of 5% (approximately 28.7 million ordinary shares) in Laurus.

This press release does not constitute or contain an offer to sell or a solicitation of an offer to buy any shares in the United States or elsewhere. The shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such terms are defined in Regulation S under the Securities Act) except pursuant to an exemption from such registration. Copies of this press release are not being, and should not be, distributed in or sent into the United States.

This press release is being distributed to and is directed only at persons in the United Kingdom who have professional experience in matters relating to investments or are high net worth entities or persons to whom this document may otherwise be communicated under Article 19(1) and Article 49(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001.

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Press contacts:

ABN AMRO Press Office
+31 20 6288900

Item 3

Amsterdam, 12 March 2004

André Olijslager nominated as member of ABN AMRO Supervisory Board

ABN AMRO today announced its Supervisory Board’s decision to nominate Mr. André Olijslager as member of the Supervisory Board. Furthermore, Mrs Trude Maas-de Brouwer, member of the Supervisory Board since 2000, is nominated for reappointment. Shareholders will be asked to decide on both nominations at the General Meeting of Shareholders, to be held on 29 April 2004.

Mr. André Olijslager is currently President of the Board of Management of Friesland Coberco Dairy Foods, a dairy company based in the Netherlands. He holds a wide range of directorships and advisory posts, including membership of ABN AMRO’s Advisory Council, which he will relinquish if appointed.

Mr Aamout Loudon (Chairman), Mr Maarten van Veen (Vice Chairman), Mr Wim Dik, Mr Antony Burgmans, Mrs. Louise Groenman, Baron David de Rothschild, Mrs Trude Maas-de Brouwer, Mr Arthur Martinez, Mr Marcus Vinicius Pratini de Moraes, Mr Paolo Scaroni, Lord Sharman of Redlynch and Mr André Olijslager.

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Press enquiries:

ABN AMRO press relations
+31 20 6298900

Item 4

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on internet: www.abnamro.com

Amsterdam, 23 March 2004

ABN AMRO adjusts terms of cancellation of preference shares

Further to the press release dated 4 February 2004, ABN AMRO has decided to propose to the General Meeting of Shareholders to withdraw the outstanding (depository receipts of) preference share in ABN AMRO Holding N.V., nominal value EUR 2.24 each, on repayment of the nominal value and an additional compensation of 5%.

This additional amount compensates for the reinvestment loss of the existing holders of (depository receipts of) preference shares caused by the lower capital market rates currently prevailing in the market. This compensation is calculated on the basis of the next dividend reset date being 1 January 2011.

Furthermore, the (depository receipts of) preference shares will be entitled to the dividend for the financial year 2004 up until the date of cancellation.

The withdrawal of the defence mechanism by cancellation of preference shares is an important step towards further optimising the role of shareholders in our governance.

Further information:
Press Relations: +31 20 6288900
Investor Relations: +31 20 6287835